SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                             THE CHERRY CORPORATION
                       (Name of Subject Company (Issuer))

                            PETER B. CHERRY (OFFEROR)
                        CABO ACQUISITION CORP. (OFFEROR)
        (Names of Filing Persons (identifying status as offeror, issuer or other person))


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    164541401
                      (CUSIP Number of Class of Securities)

                                 PETER B. CHERRY
                             CABO ACQUISITION CORP.
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (847) 662-9200
          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                             WILLIAM J. QUINLAN, JR.
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

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CALCULATION OF FILING FEE:  Previously Paid


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/ /  CHECK  THE  BOX IF ANY  PART  OF THE  FEE IS  OFFSET  AS  PROVIDED  BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.
/  /     issuer tender offer subject to Rule 13e-4.
/X/      going-private transaction subject to Rule 13e-3.
/  /     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                  INTRODUCTION

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") filed with the SEC on June 15, 2000 by CABO Acquisition Corp. ("Purchaser") and Peter B. Cherry, as amended on July 6, 2000. The Statement relates to the offer by Purchaser and Peter B. Cherry to purchase any and all outstanding shares of common stock, par value $1.00 per share (, of The Cherry Corporation, a Delaware corporation (the "Company"), at a purchase price of $26.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Iterms 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contain in the Offer to Purchase, are hereby amended and supplemented as follows:

o "SPECIAL FACTORS--Background of the Offer and the Merger; Contacts with the Company" of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph after the thirteenth paragraph of that section:

     "On June 6, the Chairman of the Special Committee received a letter from the third party indicating that it would not reinstate its offer given that the Special Committee had publicly announced the Third Party Proposal, that the Special Committee had not accepted the Third Party Proposal, and given the lack of substantial discussions with the Special Committee with respect to the terms of a transaction with the third party. The Special Committee did not enter into substantial discussions with the Third Party because after the announcement of the Third Party Proposal, Peter Cherry reaffirmed through a public press release that he and the other Cherry Family Members were not interested in selling their Shares in the Company."

o "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is hereby amended and supplemented by inserting the following sentence at the end of the third paragraph of that section:

     The Purchaser has decided not to permit any of the Company's executive officers and senior managers to retain an equity interest in the Surviving Corporation.

o "THE TENDER OFFER--Terms of the Offer" is hereby amended and supplemented by replacing the first sentence of the third paragraph of that section in its entirety with the following sentence:

     Subject to the above and the other terms of the Merger Agreement, the applicable rules and regulations of the Commission and applicable law, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time prior to its acceptance for payment of the Shares, and subject to Purchaser's obligation under Rule 14e-1, to promptly pay the Offer Price after the termination or withdrawal of the Offer, to waive any Offer Condition or otherwise amend the Offer in any respect by giving oral or written notice of such waiver or amendment to the Depositary.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               CABO ACQUISITION CORP.

                                               By:   /s/ Peter B. Cherry
                                                  ----------------------
                                               Name:    Peter B. Cherry
                                               Title:   President


                                               /s/ Peter B. Cherry
                                               -------------------
                                               Peter B. Cherry



Dated: July 10, 2000